Contact Information:
China Ceramics Co., Ltd.	CCG Investor Relations Inc.
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@ccgir.com
Phone: +1-646-626-4172

China Ceramics Announces Third Quarter 2011
Financial Results

Jinjiang, Fujian Province, China, November 14, 2011–China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL, CCCLW, CCCLU) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced financial results for the third quarter ended September 30, 2011.

Third Quarter 2011 Highlights

▪	Revenue was RMB 406.9 million (US$ 63.4 million), up 38.4% from the third quarter of 2010;

▪	Gross profit was RMB 119.1 million (US$ 18.6 million), up 27.5% from the third quarter of 2010;

▪	Gross profit margin was 29.3%, down 2.5% from the third quarter of 2010;

▪	Net profit was RMB 75.8 million (US$ 11.8 million), up 19.9% from the third quarter of 2010;

▪	On a quarter-to-quarter sequential basis, revenue was up 9.3%, gross profit was up 5.0% and net profit was up 4.7%;

▪
Non-GAAP net profit, which excludes the current quarter’s share-based compensation expenses, was RMB 78.2 million (US$ 12.1 million), up 23.7% from RMB 63.3 million (US$ 9.3 million) in the third quarter of 2010;

▪	Earnings per fully diluted share were RMB 4.16 (US$ 0.65).

“We are pleased to report strong operating and financial results for the third quarter of 2011, testimony to the brand recognition of our distinct and highly customized products, exceptional marketing ability and the utilization of our additional production capacity,” said Mr. Jiadong Huang, CEO of China Ceramics. “Our third quarter saw the completion of 10 million square meters of newly-added capacity at our Hengda facility from the second quarter, which now achieves its expansion goal with an annual productive capacity of 42 million share meters of ceramic tiles.  The completion of the Phase II expansion at our Hengdali facility by year end 2011 will increase our company’s annual production capacity to 72 million square meters of ceramic tiles”.

“We anticipate that our state-of-the-art facilities will spearhead further industry innovation and the continued evolution of our company which will enable us to optimally meet the building materials needs of Tier II and Tier III cities,” Mr. Huang continued.  “It is exciting to see the productive capacity of our Hengda and Hengdali facilities increase as outlined in our strategic growth plan.  We expect our new production capacity to drive an improvement in our market positioning in 2011 and beyond.”

Third Quarter 2011 Results

Revenue for the third quarter ended September 30, 2011 was RMB 406.9 million (US$ 63.4 million), up 38.4% from RMB 294.1 million (US$ 43.3 million) from the third quarter ended September 30, 2010. The year-over-year increase in revenue was primarily driven by a 28.1% increase in the sales volume of ceramic tiles to 14.6 million square meters in the third quarter of 2011 from 11.4 million square meters in the third quarter of 2010. We were able to increase our sales volume due to increased production capacity at the Hengda facility together with our current capacity from the Hengdali facility, both of which operated at full capacity during the quarter.

Gross profit for the third quarter ended September 30, 2011 was RMB 119.1 million (US$ 18.6 million), up 27.5% from RMB 93.4 million (US$ 13.8 million) for the third quarter ended September 30, 2010. The year-over-year increase in gross profit was mostly driven by higher sales volume in the most recent quarter. Gross profit margin was 29.3% compared to 31.8% for the same period in 2010, and the decrease in gross profit margin was due to an increase in material cost and labor cost. From time to time, the Company considers its ability to increase prices given increased costs. Historically, the Company has been able to increase prices each year in the first quarter. The Company expects to increase prices once again in the first quarter of 2012.

Selling and distribution expenses were RMB 3.1 million (US$ 0.5 million), or 0.8% of sales, compared to RMB 1.7 million (US$ 0.3 million), or 0.6% of sales, in the third quarter of 2010. The year-over-year increase in selling expenses was primarily due to increased travel expenses of RMB 0.5 million (US$ 0.09 million) and advertising expenses of RMB 0.5 million (US$ 0.09 million) for promotion of our products.

Administrative expenses for the third quarter ended September 30, 2011 were RMB 8.7 million (US$ 1.4 million), up 19.2% from RMB 7.3 million (US$ 1.1 million) in the third quarter of 2010. The year-over-year increase in administrative expenses was primarily due to RMB 2.4 million (US$ 0.4 million) of non-cash share-based compensation expenses related to the 2010 Incentive Compensation Plan, which was designed to retain directors and senior management. It is expected that additional non-cash share-based compensation expenses of approximately RMB 9.5 million (US$ 1.4 million) will be incurred from October 2011 to January 2014.

Profit before taxation for the third quarter ended September 30, 2011 was RMB 102.3 million (US$ 15.9 million), up 19.8% from RMB 85.4 million (US$ 12.6 million) in the third quarter of 2010. The year-over-year increase in profit from operations was the result of higher revenue partially offset by higher selling and administrative expenses.

Net profit for the third quarter ended September 30, 2011 was RMB 75.8 million (US$ 11.8 million), up 19.9% from RMB 63.3 million (US$ 9.3 million) in the same period of 2010. The year-over-year increase in net profit was the result of higher revenue, but offset by higher selling and administrative expenses.

Earnings per fully diluted share were RMB 4.16 (US$ 0.65) for the third quarter ended September 30, 2011, down 26.9% from RMB 5.69 (US$ 0.84) over the same period in 2010. Earnings per fully diluted share in the third quarter of 2011 were computed using 18.3 million shares while net earnings per fully diluted share in the third quarter of 2010 were computed using 11.1 million shares.

Non-GAAP profit before taxation, which excludes share-based compensation expenses, was RMB 104.7 million (US$ 16.3 million) in the third quarter ended September 30, 2011, up 22.6% from RMB 85.4 million (US$ 12.6 million) in 2010 (for which period there was no non-GAAP adjustment).

Non-GAAP net profit, which excludes share-based compensation expenses, was RMB 78.2 million (US$ 12.1 million) in the third quarter ended September 30, 2011, an increase of 23.7% from RMB 63.3 million (US$ 9.3 million) in the third quarter of 2010 (for which period there was no non-GAAP adjustment).

Non-GAAP earnings per fully diluted share, which excludes share-based compensation expenses, was RMB 4.29 (US$ 0.67) in the third quarter ended September 30, 2011, down 24.6% from RMB 5.69 (US$ 0.84) in the same period of 2010 (for which period there was no non-GAAP adjustment).

Nine Months 2011 Results

Revenue for the nine months ended September 30, 2011 increased by 36.7% to RMB 1,087.1 million (US$ 167.5 million) compared to the nine months ended September 30, 2010. Gross profit was RMB 327.9 million (US$ 50.5 million), up 32.5% from RMB 247.5 million (US$ 36.3 million) in the nine months ended September 30, 2010. Gross margin was 30.2% compared to 31.1% in the same period of 2010. Selling expenses were RMB 8.7 million (US$ 1.3 million), compared to RMB 4.7 million (US$ 0.7 million) in the same period of 2010. Administrative expenses were RMB 33.9 million (US$ 5.2 million), compared to RMB 19.0 million (US$ 2.8 million) for the same period of 2010. Net profit for the nine months ended September 30, 2011 was RMB 202.3 million (US$ 31.2 million), up 22.6% from the same period of 2010. Non-GAAP net profit, which excludes share-based compensation expenses, was RMB 214.2 million (US$ 33.0 million) for the nine months ended September 30, 2011, an increase of 29.8% from RMB 165.0 million (US$ 24.2 million) in the same period of 2010 (for which period there was no non-GAAP adjustment). Earnings per fully diluted share were RMB 11.08 (US$ 1.71) for the nine months 2011 and RMB 11.73 (US$ 1.81) on a non-GAAP basis, down from RMB 15.73 (US$ 2.31) in the same period of 2010. Earnings per fully diluted share for the nine months 2011 were computed using 18.3 million shares while net earnings per fully diluted share for the nine months 2010 were computed using 10.5 million shares.

Third Quarter 2011 Statements of Selected Financial Position Items

▪
Cash and bank balances were RMB 48.5 million (US$ 7.6 million) as of September 30, 2011, compared with RMB 263.5 million (US$ 39.9 million) as of December 31, 2010. The decrease in cash and bank balances was attributed to the purchase of new kilns and production lines to replace older manufacturing equipment at the Hengda facility as well as the continuation of its Phase II construction at the Hengdali facility during the nine months ended September 30, 2011.

▪
Inventory turnover was 78 days as of September 30, 2011 compared with 73 days as of December 31, 2010. The increase in inventory turnover was because the Company increased its inventory to meet the increasing backlog of orders in 2011. Also, since the prices of raw materials have been increasing, the Company has stored up raw materials for future production.

▪
Trade receivables turnover was 95 days as of September 30, 2011 compared with 95 days as of December 31, 2010. The Company’s trade receivables include a 17% value-added-tax (“VAT”), whereas reported revenue is net of VAT. Trade receivables turnover excluding VAT amounts was 81 days as of September 30, 2011 compared with 81 days as of December 31, 2010. The trade receivables turnover was flat with the quarter ended December 31, 2010, due to the tight management control over trade receivables collection.

▪
Trade payables turnover was 79 days as of September 30, 2011 compared with 76 days as of December 31, 2010. The increase in the trade payables turnover resulted from more purchases of raw materials as the Company expected prices to increase further.

▪
Bank borrowings (including both short-term borrowings and long-term borrowings) were RMB 195.0 million (US$ 30.6 million) as of September 30, 2011 compared to RMB 97.0 million (US$ 14.7 million) as of December 31, 2010. The increase in the bank borrowing was for working capital and to provide a better cash position in light of capital expenditure requirements.

Liquidity and Capital Resources

Cash flow generated from operating activities was RMB 70.0 million (US$ 10.8 million) for the quarter ended September 30, 2011, compared to RMB 66.6 million (US$ 9.8 million) of cash flow generated from operating activities in the same period in 2010. The year-over-year increase of RMB 3.4 million (US$ 1.0 million) was mainly due to the sales increase.

Cash flow used in investing activities in the quarter ended September 30, 2011 was RMB 131.0 million (US$ 20.4 million), compared to RMB 88.1 million (US$ 13.0 million) of cash flow used in investing activities in the same period of 2010. The increase was mainly due to an increase in the acquisition of property, plant and equipment. The capital expenditures related to the Hengdali facility was RMB 93.4 million (US$ 14.5 million) for the quarter ended September 30, 2011, as compared to RMB 48.4 million (US$ 7.1 million) in the same period of 2010 due to expenditures for facility expansion.

Cash flow generated from financing activities was RMB 58.0 million (US$ 9.0 million) obtained from bank borrowings for the quarter ended September 30, 2011, as compared to the repayment of bank borrowings of RMB 5.0 million (US$ 0.6 million) in the same period of 2010.

Recent Developments

During the third quarter of 2011, the Company’s subsidiary, Jinjiang Hengda Ceramics Co., Ltd., was named a top 500 Enterprises of China Building Materials and a top 100 Fast Growing Enterprises for China Building Materials by the China Building Materials Enterprise Management Association.

Business Outlook

The Company’s backlog of orders for delivery in the fourth quarter of 2011 is approximately RMB 345.6 million (US$ 54.2 million), representing a year-over-year growth rate of 26.6% compared to the fourth quarter of 2010. The Company estimates that its sales volume of ceramic tiles in the fourth quarter of 2011 will be approximately 12.5 million square meters.

Plant Expansion and Capital Expenditures Update

For the third quarter ended September 30, 2011, total capital expenditures for the Company were approximately RMB 133.4 million (US$ 20.8 million).  Of this amount, RMB 39.9 million (US$ 6.1 million) related to the Hengda facility, RMB 49.5 million (US$ 7.9 million) related to Phase II of the Hengdali facility and RMB 43.9 million (US$ 6.8 million) related to Phase III of the Hengdali facility, which is part of the Company’s 2012 expansion plan.

For the nine months ended September 30, 2011, total capital expenditures for the Company were approximately RMB 377.8 million (US$ 58.2 million). Of this amount, approximately RMB 155.3 million (US$ 23.9 million) related to Hengda facility, RMB 170.5 million (US$ 26.3 million) related to Phase II of the Hengdali facility and RMB 52.0 million (US$ 8.0 million) related to Phase III of the Hengdali facility, which is part of the Company’s 2012 expansion plan.  The Company is currently in the process of reviewing and updating its capital expenditure plan for fiscal year 2012.

The Company completed the expansion of the Hengda facility in the third quarter. The facility is now capable of producing 42 million square meters of ceramic tiles per year, up from 32 million square meters in the second quarter of 2011 and an increase from 28 million square meters as of December 31, 2010. The Hengdali facility is also expanding its production capacity, which is expected to be 30 million square meters per year of ceramic tiles by year end 2011 from its current capacity of 10 million square meters per year. After the completion of Phase II at Hengdali, together with the current capacity of the Hengda facility, China Ceramics expects to have a total annual production capacity of approximately 72 million square meters of ceramic tiles by the end of 2011.  It is expected that the planned capacity expansion of Phase III at Hengdali will provide an additional 14 million square meters of ceramic tiles in 2013.

The Company believes that its current cash balances, combined with its expected future cash flow from operations and its borrowing capacity, will be sufficient to meet the remaining capital expenditure requirements of the production capacity expansion associated with the Hengdali facility.

Conference Call Information

The Company will host a conference call at 8:00 am ET on Monday, November 14, 2011. Listeners may access the call by dialing +1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-6986. The conference participant pass code is 23278280. A replay of the conference call will be available for 14 days starting from 10:00 pm ET on Monday, November 14, 2011. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The pass code is 23278280 for the replay.

About China Ceramics Co., Ltd

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the "TOERTO" and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Currency Convenience Translation

The Company's financial information is stated in Renminbi (“RMB”). The translation of RMB amounts into United States dollars in the earning release is included solely for the convenience of readers. For statements of financial position data, translation of RMB into U.S. dollars has been made using historic spot exchange rates published by www.federalreserve.gov. For statements of comprehensive income data and statements of cash flows data, translation of RMB into U.S. dollars has been made using the average of historical daily exchange rates. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under IFRS.

Safe Harbor Statement
Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2010 and otherwise in our SEC reports and filings, including the final prospectus for our offering. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

FINANCIAL TABLES FOLLOW

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(RMB in thousands)

	As at September 30, 2011	As at December 31, 2010
	(Unaudited)

ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	804,310	459,161
Land use rights	31,434	31,936
Goodwill	3,735	3,735
	839,479	494,832

Current assets
Inventories	256,477	177,217
Trade receivables	476,113	282,976
Prepayments and other receivables	15,434	8,907
Cash and bank balances	48,545	263,495
	796,569	732,595

Current liabilities
Trade payables	259,640	178,382
Accrued liabilities and other payables	56,009	46,108
Interest-bearing bank borrowings	135,000	72,000
Income tax payable	28,074	22,576
	478,723	319,066

Non-current liabilities
Long term borrowings	60,000	25,000
Deferred tax liabilities	1,095	1,122
	61,095	26,122

Net current assets	317,846	413,529

Net assets	1,096,230	882,239

EQUITY
Total shareholders’ equity	1,096,230	882,239

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(RMB in thousands, except EPS and share data)

	Three months ended			Nine months ended
	September 30	June 30	September 30	September 30	September 30
	2011	2011	2010	2011	2010

Revenue	406,934	372,323	294,088	1,087,122	795,501
Cost of Sales	(287,786)	(258,894)	(200,724)	(759,234)	(548,023)
Gross profit	119,148	113,429	93,364	327,888	247,478
Selling and distribution expenses	(3,143)	(3,062)	(1,738)	(8,739)	(4,732)
Administrative expenses	(8,690)	(9,570)	(7,268)	(33,880)	(19,026)
Finance costs	(3,126)	(2,297)	(1,652)	(7,296)	(4,626)
Other income	80	94	2,649	450	2,921
Other expenses	(1,922)	(740)	-	(3,354)	-
Profit before taxation	102,347	97,854	85,355	275,069	222,015
Income tax expense	(26,498)	(25,445)	(22,099)	(72,800)	(57,048)
Net Profit for the period	75,849	72,409	63,256	202,269	164,967

Attributable to:
Shareholders of the Company
EPS-Basic	4.16	3.97	5.69	11.08	15.73
EPS-Diluted	4.16	3.97	5.69	11.08	15.73
Shares used in calculating basic EPS
Basic	18,254,002	18,254,002	11,124,593	18,254,002	10,487,914
Diluted	18,254,002	18,254,002	11,124,593	18,254,002	10,487,914

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED SALES VOLUME AND AVERAGE SELLING PRICE

	Three months ended			Nine months ended
	September 30	June 30	September 30	September 30	September 30
	2011	2011	2010	2011	2010

Sales volume (square meters)	14,643,786	13,734,874	11,359,920	39,807,905	30,789,236
Average Selling Price (in RMB/square meter)	27.8	27.1	25.9	27.3	25.8
Average Selling Price (in USD/square meter)	4.3	4.2	3.8	4.2	3.8

About Non-GAAP Financial Measures
In addition to China Ceramics’ condensed consolidation financial results under International Financial Reporting Standards ("IFRS"), the Company also provides Non-IFRS financial measures (referred to as Non-GAAP financial measures) for the third quarter of 2011, including Non-GAAP profit before taxation, Non-GAAP net income and Non-GAAP earnings per fully diluted shares, all excluding the share-based compensation expenses from their comparable GAAP measure. The Company believes that these Non-GAAP financial measures provide investors with another method for assessing China Ceramics’ operating results in a manner that is focused on the performance of its ongoing operations and excludes share-based compensation expenses incurred for the stock option program. Readers are cautioned not to view Non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with Non-GAAP results below. The Company believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing the performance of China Ceramics and when planning and forecasting future periods. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to Non-GAAP financial measures and the related reconciliation between these financial measures.

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Three months ended September 30, 2011

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	102,347	2,401	104,748	15,946	380	16,326
Net profit	75,849	2,401	78,250	11,816	380	12,196
EPS-Basic	4.16		4.29	0.65		0.67
EPS-Diluted	4.16		4.29	0.65		0.67

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Nine months ended September 30, 2011

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	275,069	11,919	286,988	42,390	1,837	44,227
Net profit	202,269	11,919	214,188	31,171	1,837	33,008
EPS-Basic	11.08		11.73	1.71		1.81
EPS-Diluted	11.08		11.73	1.71		1.81

(1) Share-based compensation.

* There were no similar Non-GAAP adjustments for the third quarter ended September 30, 2010 and the nine months ended September 30, 2010. Therefore, there was no reconciliation between the GAAP financial measures and the Non-GAAP financial measures for these two periods.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB in thousands)

	Three months ended			Nine months ended
	September	June	September	September	September
	30	30	30	30	30
	2011	2011	2010	2011	2010

Cash flows from operating activities
Profit before taxation	102,346	97,854	85,355	275,068	222,015
Adjustments for
Amortization of land use rights	167	168	168	502	501
Depreciation of property, plant and equipment	13,261	11,309	8,182	33,388	21,667
Lose/(gain) on disposal of property, plant and equipment	313	739	(219)	1,155	(357)
Share-based compensation	2,401	2,407	-	11,919	-
Finance costs	3,126	2,297	1,652	7,296	4,626
Interest income	(96)	(113)	(53)	(431)	(284)
Operating profit before working capital changes	121,518	114,661	95,085	328,897	248,168
(Increase)/decrease in inventories	(938)	(41,697)	2,626	(79,260)	(24,091)
Increase in trade receivables	(40,495)	(94,909)	(26,997)	(193,137)	(94,277)
(Increase)/decrease in other receivables and prepayments	3,272	(1,025)	906	(6,527)	3,446
Increase/(decrease) in trade payables	13,629	39,630	(11,971)	81,258	19,996
Increase in accrued liabilities and other payables	1,832	4,465	27,166	281	14,754
Cash generated from operations	98,818	21,125	86,815	131,521	167,996
Interest paid	(3,126)	(2,297)	(1,652)	(7,296)	(4,626)
Income tax paid	(25,708)	(16,718)	(18,548)	(67,328)	(49,681)

Net cash generated from operating activities	69,984	2,110	66,615	56,888	113,689

Cash flows from investing activities
Proceed from disposal of property, plant and equipment	2,263	4,801	1,382	7,772	3,156
Acquisition of property, plant and equipment	(133,381)	(80,223)	(89,512)	(377,845)	(195,805)
Interest received	96	113	53	431	284
Acquisition of subsidiary, net of cash acquired	-	-	-	-	(36,311)

Net cash used in investing activities	(131,022)	(75,309)	(88,077)	(369,642)	(228,676)

Cash flows from financing activities
Bank borrowings obtained	68,800	71,200	35,800	140,000	72,700
Repayment of short-term loans	(10,800)	(31,200)	(40,800)	(42,000)	(59,500)
Purchase of warrants	-	-	-	-	(6,803)

Net cash generated from/(used in) financing activities	58,000	40,000	(5,000)	98,000	6,397

Net decrease in cash and cash equivalents	(3,038)	(33,199)	(26,462)	(214,754)	(108,590)
Cash and cash equivalents, beginning of period	51,646	84,923	67,986	263,495	150,121
Effect of foreign exchange rate differences	(63)	(78)	(46)	(196)	(53)

Cash and cash equivalents, end of period	48,545	51,646	41,478	48,545	41,478

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMEMTS OF FINANCIAL POSITION

(U.S Dollar in thousands)

	As at September 30, 2011	As at December 31, 2010

ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	126,107	69,570
Land use rights	4,929	4,839
Goodwill	586	566
	131,622	74,975

Current assets
Inventories	40,213	26,851
Trade receivables	74,649	42,875
Prepayments and other receivables	2,420	1,350
Cash and bank balances	7,611	39,923
	124,893	110,999

Current liabilities
Trade payables	40,709	27,028
Accrued liabilities and other payables	8,781	6,986
Interest-bearing bank borrowings	21,167	10,909
Income tax payable	4,402	3,421
	75,059	48,344

Non-current liabilities
Long term borrowings	9,407	3,788
Deferred tax liabilities	172	170
	9,579	3,958

Net current assets	49,834	62,655

Net assets	171,877	133,672

EQUITY
Total shareholders’ equity	171,877	133,672

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(U.S Dollar in thousands, except EPS and share data)

	Three months ended			Nine months ended
	September 30	June 30	September 30	September 30	September 30
	2011	2011	2010	2011	2010

Revenue	63,397	57,306	43,342	167,533	116,704
Cost of Sales	(44,825)	(39,846)	(29,584)	(117,003)	(80,398)
Gross profit	18,572	17,460	13,758	50,530	36,306
Selling and distribution expenses	(490)	(472)	(256)	(1,347)	(694)
Administrative expenses	(1,364)	(1,481)	(1,071)	(5,221)	(2,791)
Finance costs	(486)	(353)	(244)	(1,124)	(679)
Other income	12	15	389	69	429
Other expenses	(298)	(114)	-	(517)	-
Profit before taxation	15,946	15,055	12,576	42,390	32,571
Income tax expense	(4,130)	(3,916)	(3,256)	(11,219)	(8,369)
Net Profit for the period	11,816	11,139	9,320	31,171	24,202

Attributable to:
Shareholders of the Company
EPS-Basic	0.65	0.61	0.84	1.71	2.31
EPS-Diluted	0.65	0.61	0.84	1.71	2.31
Shares used in calculating basic EPS
Basic	18,254,002	18,254,002	11,124,593	18,254,002	10,487,914
Diluted	18,254,002	18,254,002	11,124,593	18,254,002	10,487,914

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S Dollar in thousands)

	Three months ended			Nine months ended
	September	June	September	September	September
	30	30	30	30	30
	2011	2011	2010	2011	2010

Cash flows from operating activities
Profit before taxation	15,946	15,055	12,576	42,390	32,571
Adjustments for
Amortization of land use rights	26	26	24	77	73
Depreciation of property, plant and equipment	2,064	1,740	1,206	5,145	3,179
Lose/(gain) on disposal of property, plant and equipment	49	113	(32)	178	(52)
Share-based compensation	380	375	-	1,837	-
Finance costs	486	353	244	1,124	679
Interest income	(15)	(17)	(8)	(66)	(42)
Operating profit before working capital changes	18,936	17,645	14,010	50,685	36,408
(Increase)/decrease in inventories	(224)	(6,420)	375	(12,215)	(3,534)
Increase in trade receivables	(6,395)	(14,587)	(3,987)	(29,764)	(13,831)
(Increase)/decrease in other receivables and prepayments	494	(165)	134	(1,006)	506
Increase/(decrease) in trade payables	2,168	6,095	(1,743)	12,522	2,934
Increase in accrued liabilities and other payables	280	678	3,980	43	2,164
Cash generated from operations	15,259	3,246	12,769	20,265	24,647
Interest paid	(486)	(353)	(244)	(1,124)	(679)
Income tax paid	(4,004)	(2,584)	(2,733)	(10,376)	(7,288)

Net cash generated from operating activities	10,769	309	9,792	8,765	16,680

Cash flows from investing activities
Proceed from disposal of property, plant and equipment	355	735	203	1,198	463
Acquisition of property, plant and equipment	(20,802)	(12,444)	(13,174)	(58,229)	(28,726)
Interest received	15	17	8	66	42
Acquisition of subsidiary, net of cash acquired	-	-	-	-	(5,318)

Net cash used in investing activities	(20,432)	(11,692)	(12,963)	(56,965)	(33,539)

Cash flows from financing activities
Bank borrowings obtained	10,674	10,901	5,431	21,575	10,830
Repayment of short-term loans	(1,695)	(4,777)	(5,993)	(6,472)	(8,729)
Purchase of warrants	-	-	-	-	(996)

Net cash generated/(used in) from financing activities	8,979	6,124	(562)	15,103	1,105

Net decrease in cash and cash equivalents	(684)	(5,259)	(3,733)	(33,097)	(15,754)
Cash and cash equivalents, beginning of period	7,990	12,969	9,985	39,923	21,957
Effect of foreign exchange rate differences	305	280	(59)	785	(10)

Cash and cash equivalents, end of period	7,611	7,990	6,193	7,611	6,193

Source: China Ceramics Co., Ltd.

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